NEWS RELEASE

New York - AG	May 12, 2022
Toronto – FR
Frankfurt – FMV

First Majestic Reports First Quarter Financial Results
and Quarterly Dividend Payment

Vancouver, BC, Canada – First Majestic Silver Corp. (AG: NYSE; FR: TSX) (the "Company" or “First Majestic”) is pleased to announce the unaudited interim consolidated financial results of the Company for the first quarter ended March 31, 2022. The full version of the financial statements and the management discussion and analysis can be viewed on the Company's website at www.firstmajestic.com or on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All amounts are in U.S. dollars unless stated otherwise.

FIRST QUARTER 2022 HIGHLIGHTS

•Silver equivalent production totalled 7.2 million ounces, up 59% compared to Q1 2021. Total production consisted of 2.6 million ounces of silver and 58,891 ounces of gold
•Quarterly revenues totalled $156.8 million, or an increase of 56% compared to Q1 2021
•Mine operating earnings of $15.1 million, or a decrease of 46% compared to Q1 2021
•Operating cash flows before movements in working capital and taxes totalled $35.3 million, an increase of 14% compared to Q1 2021
•Cash costs were $14.94 per AgEq ounce
•All-in sustaining costs (“AISC”) (see “Non-GAAP Measures”, below) were $20.87 per AgEq ounce
•Net earnings of $7.3 million (EPS of $0.03) or adjusted net earnings of ($6.2) million (adjusted EPS of ($0.02)) (see “Non-GAAP Measures”, below) after excluding non-cash and non-recurring items
•Sold a record 156,200 ounces of silver bullion, or approximately 6.0% of the quarterly silver production, on First Majestic’s bullion store at an average price of $27.86 per ounce for total proceeds of $4.4 million
•Cash and cash equivalents as of March 31, 2022 was $192.8 million. In addition, the Company has a strong working capital position of $194.4 million and total available liquidity of $294.4 million.
•Declared a cash dividend payment of $0.006 per common share for the first quarter of 2022 for shareholders of record as of the close of business on May 25, 2022, which will be distributed on or about June 10, 2022

“In the first quarter, we faced a number of obstacles and challenges that were outside of our usual control,” stated Keith Neumeyer, President & CEO. “Not only was Mexico hit hard with the Omicron COVID-19 variant which significantly reduced personnel and production rates across our operations, we experienced increasing inflationary cost pressure across the operating portfolio for reagents and consumables such as diesel, cyanide and grinding media. Cost-cutting measures are underway across the Company to improve profitability and help reduce further impacts to the business. In addition, efforts to improve efficiencies at Jerritt Canyon remain a key focus. As we reached the one-year anniversary of the acquisition, our team has made significant investments and operating improvements within the mines and at the processing plant. As production comes online at the West Generator and Saval II mines in the coming months, we anticipate improved production rates to drive costs lower.”

OPERATIONAL AND FINANCIAL HIGHLIGHTS

Key Performance Metrics	2022-Q1	2021-Q4	Change Q1 vs Q4	2021-Q1	Change Q1 vs Q1
Operational
Ore Processed / Tonnes Milled	877,118	955,810	(8%)	614,245	43%
Silver Ounces Produced	2,613,327	3,358,809	(22%)	2,908,024	(10%)
Silver Equivalent Ounces Produced	7,222,002	8,561,023	(16%)	4,540,296	59%
Cash Costs per Silver Equivalent Ounce (1)	$14.94	$12.32	21%	$12.61	18%
All-in Sustaining Cost per Silver Equivalent Ounce (1)	$20.87	$17.26	21%	$19.35	8%
Total Production Cost per Tonne (1)	$118.51	$105.37	12%	$90.03	32%
Average Realized Silver Equivalent Price per Ounce (1)	$26.68	$24.18	10%	$27.13	(2%)

Financial (in $millions)
Revenues	$156.8	$204.9	(23%)	$100.5	56%
Mine Operating Earnings	$15.1	$40.4	(63%)	$28.1	(46%)
Net Earnings (Loss)	$7.3	($4.0)	NM	$1.9	NM
Operating Cash Flows before Movements in Working Capital and Taxes	$35.3	$71.8	(51%)	$31.1	14%
Cash and Cash Equivalents	$192.8	$237.9	(19%)	$201.7	(4%)
Working Capital (1)	$194.4	$224.4	(13%)	$232.8	(16%)
Free cash flow (1)	($40.4)	$66.4	NM	($7.7)	NM

Shareholders
(Loss) Earnings per Share ("EPS") - Basic	$0.03	($0.02)	NM	$0.01	NM
Adjusted EPS (1)	($0.02)	$0.02	(218%)	$0.03	(175%)

NM – Not meaningful
(1) The Company reports certain non-GAAP financial measures which do not have a standardized meaning under GAAP (see “Non-GAAP Measures”, below).

Q1 2022 FINANCIAL RESULTS

The Company realized an average silver price of $26.68 per silver equivalent ounce during the first quarter of 2022, representing a 2% decrease compared to the first quarter of 2021 and a 10% increase compared to the prior quarter.

Revenues generated in the first quarter totaled $156.8 million compared to $100.5 million in the first quarter of 2021, representing a 56% increase primarily due to acquisition of the Jerritt Canyon mine and initial production from the Ermitaño mine at Santa Elena.

The Company reported mine operating earnings of $15.1 million compared to $28.1 million in the first quarter of 2021. The decrease in mine operating earnings is primarily attributed to an increase in cost of sales and depreciation and depletion attributed to the addition of Jerritt Canyon, and these costs were partially offset by an increase in silver and gold ounces sold.

The Company reported net earnings of $7.3 million (EPS of $0.03) compared to $1.9 million (EPS of $0.01) in the first quarter of 2021. The increase in net earnings was primarily attributed to a net income tax recovery of $11.7 million.

Adjusted net earnings for the quarter was ($6.2) million (adjusted EPS of ($0.02)) compared to $7.0 million (adjusted EPS of $0.03) in the first quarter of 2021, after excluding non-cash and non-recurring items.

Cash flow from operations before movements in working capital and income taxes in the quarter was $35.3 million compared to $31.1 million in the first quarter of 2021.

Cash and cash equivalents as of March 31, 2022, was $192.8 million. The Company had strong working capital of $194.4 million and total available liquidity of $294.4 million, including $100.0 million of available undrawn revolving credit facility. In addition, the Company completed its previously announced at-the-market equity offering throughout March and April with the sale of 2.3 million shares of common stock at an average price of $13.53 per share for gross proceeds of $31.4 million.

OPERATIONAL HIGHLIGHTS

The table below represents the quarterly operating and cost parameters at each of the Company’s four producing mines during the quarter.

First Quarter Production Summary	San Dimas	Santa Elena	La Encantada	Jerritt Canyon	Consolidated
Ore Processed / Tonnes Milled	195,300	201,911	249,906	230,001	877,118
Silver Ounces Produced	1,632,117	337,201	644,009	—	2,613,327
Gold Ounces Produced	18,528	19,556	100	20,707	58,891
Silver Equivalent Ounces Produced	3,080,940	1,868,787	651,875	1,620,400	7,222,002
Cash Costs per Silver Equivalent Ounce	$9.41	$12.96	$16.41	$27.12	$14.94
All-in Sustaining Cost per Silver Equivalent Ounce	$12.98	$16.31	$19.63	$31.83	$20.87
Cash Cost per Gold Equivalent Ounce	N/A	N/A	N/A	$2,120	N/A
All-In Sustaining Costs per Gold Equivalent Ounce	N/A	N/A	N/A	$2,488	N/A
Total Production Cost per Tonne	$143.66	$111.36	$41.43	$187.15	$118.51
(1) The Company reports certain non-GAAP financial measures which do not have a standardized meaning under GAAP (see “Non-GAAP Measures”, below).

The Company produced 7.2 million silver equivalent ounces consisting of 2.6 million ounces of silver and 58,891 ounces of gold. Total production increased 59% when compared to the first quarter of 2021 primarily due to the acquisition of Jerritt Canyon. However, compared to a record breaking fourth quarter of 2021, production decreased by 16%, primarily due to high absenteeism related to an increase in COVID-19 cases in January and February which resulted in lower processed tonnes across all Mexican operating units.

COSTS AND CAPITAL EXPENDITURES

Cash cost for the quarter was $14.94 per AgEq ounce, compared to $12.32 AgEq per ounce in the previous quarter. The increase in cash cost was primarily due to a 16% decrease in production, as well as Company wide inflationary cost pressures. The decrease in production was primarily due to higher absenteeism on the account of an increase in COVID-19 cases across the Mexican operating units and extreme weather conditions at Jerritt Canyon which caused a reduction in overall gold production.

Consolidated AISC in the first quarter was $20.87 per AgEq ounce, compared to $17.26 AgEq per ounce in the previous quarter. The increase in AISC per AgEq ounce was primarily attributed to higher cash costs due to decreased production and inflationary cost pressures along with an increase in general and administrative costs. To help with the inflationary cost pressures, management has developed a series of cost reduction initiatives across the organization which are expected to improve efficiencies, lower production costs, capital spending, care and maintenance holding costs and corporate costs. In addition, the Company has prioritized several projects at Jerritt Canyon that are expected to be implemented over the next several quarters aimed at reducing costs at the mine and processing plant while improving overall production.

Total capital expenditures in the first quarter were $46.9 million, primarily consisting of $12.9 million at San Dimas, $10.1 million at Santa Elena, $16.1 million at Jerritt Canyon, $2.2 million at La Encantada, and $5.6 million for strategic projects.

Q1 2022 DIVIDEND ANNOUNCEMENT

The Company is pleased to announce that its Board of Directors has declared a cash dividend payment in the amount of $0.006 per common share for the first quarter of 2022. The first quarter cash dividend will be paid to holders of record of First Majestic’s common shares as of the close of business on May 25, 2022 and will be distributed on or about June 10, 2022.

Under the Company’s dividend policy, the quarterly dividend per common share is targeted to equal approximately 1% of the Company’s net quarterly revenues divided by the Company’s then outstanding common shares on the record date.

The amount and distribution dates of future dividends remain at the discretion of the Board of Directors. This dividend qualifies as an ‘eligible dividend’ for Canadian income tax purposes. Dividends paid to shareholders outside Canada (non-resident investors) may be subject to Canadian non-resident withholding taxes.

ENVIRONMENTAL, SOCIAL, HEALTH & SAFETY COMMITTEE

Management is pleased to report that the Board of Directors has agreed to create an environmental, social, health and safety committee of the board (the “ESHS Committee”).

Subsequent to the Annual General & Special Meeting on May 26, 2022 and the election of the slated directors, the ESHS Committee will be formed and the board intends to appoint Jean des Rivières as Chair, and Marjorie Co and Raymond Polman as ESHS Committee members. For clarity, Mr. Polman, as former Chief Financial Officer, will not serve on the Compensation Committee, Audit Committee or Corporate Governance and Nominating Committee for so long as he is considered a non-independent director.

ABOUT THE COMPANY

First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Jerritt Canyon Gold Mine, the Santa Elena Silver/Gold Mine and the La Encantada Silver Mine.

First Majestic is proud to offer a portion of its silver production for sale to the public. Bars, ingots, coins and medallions are available for purchase online at its Bullion Store at some of the lowest possible premiums.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll-free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.
“signed”
Keith Neumeyer, President & CEO

Non-GAAP Measures

The Company reports non-GAAP financial measures which include cash costs per silver equivalent ounce produced, all-in sustaining cost per silver equivalent ounce produced, total production cost per tonne, average realized silver price per ounce sold, average realized gold price per ounce sold, working capital, adjusted EPS and free cash flow. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning under GAAP and the methods used by the Company to calculate such measures may differ from methods used by other companies with similar descriptions. For a complete description of how the Company calculates such measures and a reconciliation of certain measures to GAAP terms please see the applicable description in the Company's management discussion and analysis for the quarter ended March 31, 2022, filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Cautionary Note Regarding Forward Looking Statements

This press release contains “forward‐looking information” and "forward-looking statements” under applicable Canadian and U.S. securities laws (collectively, “forward‐looking statements”). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements include, but are not limited to, statements with respect to: the Company’s business strategy; future planning processes; commercial mining operations; cash flow; budgets; the timing and amount of estimated future production; ore grades; recovery rates; mine plans and mine life; integration of operations; future sales; the future price of silver and other metals; costs of production; costs and timing of development at the Company's projects; capital projects and exploration activities and the possible results thereof; and payment of dividends. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. As such, investors are cautioned not to place undue reliance upon guidance and forward-looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur. All statements other than statements of historical fact may be forward‐looking statements. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward‐looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of measured and indicated mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward‐looking statements”.

Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: the duration and effects of the coronavirus and COVID-19, and any other pandemics on our operations and workforce, and the effects on global economies and society, risks related to the integration of acquisitions; actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; commodity prices; variations in ore reserves, grade or recovery rates; actual performance of plant, equipment or processes relative to specifications and expectations; accidents; labour relations; relations with local communities; changes in national or local governments; changes in applicable legislation or application thereof; delays in obtaining approvals or financing or in the completion of development or construction activities; exchange rate fluctuations; requirements for additional capital; government regulation; environmental risks; reclamation expenses; outcomes of pending litigation; limitations on insurance coverage as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in the Company's most recent Annual Information Form, available on www.sedar.com, and Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

The Company believes that the expectations reflected in these forward‐looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward‐looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.